PRESS RELEASE

Sanofi Pasteur and MedImmune Collaborate on Monoclonal Antibody to Prevent Illnesses Associated with RSV

- Respiratory Syncytial Virus is the most common cause of lung inflammation and pneumonia in infants -

Paris, France - March 3, 2017 - Sanofi and its vaccines global business unit Sanofi Pasteur announced today an agreement with MedImmune, the global biologics research and development arm of AstraZeneca, to develop and commercialize a monoclonal antibody—called MEDI8897—for the prevention of Respiratory Syncytial Virus (RSV) associated illness in newborns and infants. According to the Centers for Disease Control and Prevention, RSV is the most common cause of lower respiratory tract infections in children younger than 1 year of age in the United States and worldwide.

MEDI8897 is a highly potent monoclonal antibody (mAb) that neutralizes RSV by binding the RSV fusion (F) protein expressed on virions and infected cells; it has been engineered to have a long half-life so that only one dose would be needed for the entire RSV season. It is being developed for the passive immunization of the infant population. MEDI8897 is currently being investigated in a Phase IIb study in preterm infants with plans for a Phase III trial in healthy full-term infants. MEDI8897 received fast-track designation from the U.S. FDA in 2015.

“RSV is considered to be the most important missing indication in the vaccination schedule of newborns,” said David Loew, Sanofi Executive Vice President and head of Sanofi Pasteur. “As a global leader in the pediatric vaccine industry, this deal with MedImmune therefore makes perfect sense for Sanofi Pasteur. RSV causes major, seasonal worldwide outbreaks and the severity is predominant among young infants,” he continued. “We look forward to working with MedImmune to offer a solution to this common lower-respiratory disease when infants are most vulnerable.”

Under the terms of the agreement, Sanofi Pasteur will make an upfront payment of €120 million and pay up to €495 million upon achievement of certain development and sales-related milestones. The two companies will share all costs and profits equally. MedImmune will continue to lead all development activity up to the first approval, and AstraZeneca will retain MEDI8897 manufacturing activities. Sanofi-Pasteur will lead the commercialization activities for MEDI8897.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of Sanofi, provides more than 1 billion doses of vaccine each year, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur produces a portfolio of high quality vaccines that matches its areas of expertise and meets public-health demand. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com

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Contacts:

Media Relations	Investor Relations
Laurence Bollack	George Grofik
Tel.: +33 (0)1 53 77 46 46	Tel.: +33 (0)1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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